Mail Stop 6010   April 10, 2009

John V. Talley
President & Chief Executive Officer
EpiCept Corporation
777 Old Saw Mill River Road
Tarrytown, New York 10591

       Re: **EpiCept Corporation**
               Preliminary Proxy Statement on Form PRE14A
               Filed April 3, 2009
               File No. 000-51290

Dear Mr. Talley:

       This is to advise you that we have limited our review of the above proxy statement to the issue identified below. Where indicated, we think you should revise your documents in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Preliminary Proxy Statement</u>

<u>Proposal Three: Approval of the Amendment to the Certificate of Incorporation, page 29</u>

1. Please revise your disclosure to describe any plans, arrangements or understandings relating to the issuance of any of the authorized but unissued shares that would be available as a result of your proposed increase in authorized shares of common stock from 180,000,000 shares to 230,000,000 shares. If you have no such plans, arrangements or understandings, please revise your disclosure to state so.

*   *   *

As appropriate, please amend your filing in response to this comment. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scot Foley at (202) 551-3383 with any questions. In this regard please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director